SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Align Technology, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    016255101
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,193,045 shares, which constitutes approximately 5.5% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 58,557,101 shares outstanding.

CUSIP No. 016255101
--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Oak Hill Capital Partners, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


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4.       Citizenship or Place of Organization: Delaware


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                                5.      Sole Voting Power: 3,113,239 (1)
Number of
Shares                          ------------------------------------------------
Beneficially                    6.      Shared Voting Power: -0-
Owned By
Each                            ------------------------------------------------
Reporting                       7.      Sole Dispositive Power:  3,113,239 (1)
Person
With                            ------------------------------------------------
                                8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,113,239
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9): 5.3%


--------------------------------------------------------------------------------
12.      Type of Reporting Person: PN


--------------------------------------------------------------------------------
------------------------
(1)  Power is exercised through its general partner, OHCP GenPar, L.P.

CUSIP No. 016255101
--------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Oak Hill Capital Management Partners, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization: Delaware


--------------------------------------------------------------------------------
                                5.      Sole Voting Power: 79,806 (1)
Number of
Shares                          ------------------------------------------------
Beneficially                    6.      Shared Voting Power: -0-
Owned By
Each                            ------------------------------------------------
Reporting                       7.      Sole Dispositive Power:  79,806 (1)
Person
With                            ------------------------------------------------
                                8.      Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         79,806
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9): 0.1%


--------------------------------------------------------------------------------
12.      Type of Reporting Person: PN


--------------------------------------------------------------------------------
------------------------
(1)  Power is exercised through its general partner, OHCP GenPar, L.P.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 5, 2002, as amended by Amendment No. 1 dated November 26, 2002 (the "Schedule 13G"), relating to the Common Stock, par value $0.0001 per share (the "Stock"), of Align Technology, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the
Schedule 13G.

Item 2(a). Names of Persons Filing.

Item 2(a) is hereby amended by deleting the first paragraph thereof and replacing it with the following:

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Oak Hill Capital Partners, L.P., a Delaware limited partnership ("OHCP") and Oak Hill Capital Management Partners, L.P., a Delaware limited partnership ("OHCMP") (the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (the "Controlling Persons"): OHCP GenPar, L.P., a Delaware limited partnership ("OHCP GenPar"), and OHCP MGP, L.L.C., a Delaware limited liability company ("OHCP MGP"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 4. Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

 (a) - (b)

Reporting Persons
-----------------

By virtue of the Stock Purchase Agreement, OHCP and OHCMP may be deemed to be a group with the other Investors within the meaning of Section 13(d)(3) of the Act, and, as a result, to have beneficial ownership of the Stock beneficially owned by the other Investors. OHCP and OHCMP disclaim such beneficial ownership.

OHCP

The aggregate number of shares of the Stock that OHCP owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,113,239, which constitutes approximately 5.3% of the outstanding shares of the Stock.

OHCMP

The aggregate number of shares of the Stock that OHCMP owns beneficially, pursuant to Rule 13d-3 of the Act, is 79,806, which constitutes approximately 0.1% of the outstanding shares of the Stock.

Controlling Persons
-------------------

OHCP GenPar

Because of its position as general partner of each of OHCP and OHCMP, OHCP GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,193,045 shares of the Stock, which constitutes approximately 5.5% of the outstanding shares of the Stock.

OHCP MGP

Because of its position as general partner of OHCP GenPar, OHCP MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,193,045 shares of the Stock, which constitutes approximately 5.5% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons
-----------------

OHCP

Acting through its general partner, OHCP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,113,239 shares of the Stock.

OHCMP

Acting through its general partner, OHCMP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 79,806 shares of the Stock.

Controlling Persons
-------------------

OHCP GenPar

As the general partner of OHCP and of OHCMP, GenPar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,193,045 shares of the Stock.

OHCP MGP

As the general partner of OHCP GenPar, OHCP MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,193,045 shares of the Stock.

Item 10.  Certifications

By signing below, we certify that, to the best or our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED:  February 13, 2004


                                   OAK HILL CAPITAL PARTNERS, L.P.

                                   By:  OHCP GENPAR, L.P., general partner
                                   By:  OHCP MGP, L.L.C., general partner

                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President


                                   OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

                                   By:  OHCP GENPAR, L.P., general partner
                                   By:  OHCP MGP, L.L.C., general partner

                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy, Vice President